March 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Linear Technology Corporation
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-3
(File No. 333-144012)

Ladies and Gentlemen:

Linear Technology Corporation (the “Company”) hereby makes application to withdraw its Post-Effective Amendment No. 1 to Registration Statement on Form S-3, File Number 333-144012 (the “Post-Effective Amendment”). The Company submitted the Post-Effective Amendment in error. The related Form S-3 Registration Statement, File Number 333-144012 had previously been withdrawn.

Accordingly, we request an order granting the withdrawal of the Post-Effective Amendment to be issued by the Securities and Exchange Commission as soon as possible.

If you have any questions, please contact Mark Gordon of Wachtell, Lipton, Rosen & Katz at (212) 403-1343.

Very truly yours,

/s/ Kevin Lanouette
Kevin Lanouette Secretary